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TALISMAN ENERGY INC. CONFERENCE CALL

CALGARY, Alberta – July 13, 2010 – Talisman Energy Inc. has scheduled a telephone conference call for investors, analysts and media on Tuesday, July 27, 2010, at 11:00 a.m. MDT (1:00 p.m. EDT) to discuss Talisman’s second quarter results. Participants will include John Manzoni, President and Chief Executive Officer and members of senior management. Talisman plans to issue its second quarter results the morning of July 27 before markets open.

To participate in the conference call, please contact the Talisman Energy conference operator 10 minutes prior to the conference call at 10:50 a.m. MDT (12:50 p.m. EDT).

Conference operator dial in numbers:
1-877-974-0445 (North America) or
1-416-644-3415 (Local Toronto & International)

A replay of the conference call will be available at approximately 2:00 p.m. MDT on Tuesday, July 27, 2010, until 11:59 p.m. Tuesday, August 3, 2010. If you wish to access this replay, please call:

1-877-289-8525 (North America) passcode 4327218# or
1-416-640-1917 (Local Toronto & International) passcode 4327218#

Live Internet audio broadcast

The conference call will also be broadcast live on the Internet and can be accessed by going to the Talisman website (www.talisman-energy.com) and following the links from the home page. Alternatively, you can point your browser to: http://event.on24.com/r.htm?e=226893&s=1&k=B4E442471F82D3B51D1944366541736B

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:
Media and General Inquiries:                                                                                     Shareholder and Investor Inquiries:

David Mann, Vice-President, Corporate                                                                  Christopher J. LeGallais
& Investor Communications                                                                                     Vice-President, Investor Relations
Ph       403-237-1196 Fax :  403-237-1210                                                                     Phone:         403-237-1957 Fax: 403-237-1210
Email:  tlm@talisman-energy.com                                                                              Email:            tlm@talisman-energy.com

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